SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                       Rescon Technology Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock $.0001 par value per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 760844308
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                               (CUSIP Number)

Speed of Thought Trading Corporation      Ronald Poulton, Esq.
1500 Market Street                        Poulton & Yordan
12th Floor, East Tower                    136 East South Temple, Suite 1700-A
Philadelphia, Pennsylvannia 19120         Salt Lake City, Utah 84111
(215) 246-3456                            (801) 355-1341
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notes and
Communications)

                               June 10, 2003
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D
________________________                                 __________________
CUSIP No. 760844308                                       Page 2 of 5 Pages
________________________                                 __________________

___________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Speed of Thought Trading Corporation
     11-3560804
___________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
___________________________________________________________________________
3.   SEC USE ONLY

___________________________________________________________________________
4.   SOURCE OF FUNDS (See Instructions)

     OO
___________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

___________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
___________________________________________________________________________
NUMBER OF                  7. SOLE VOTING POWER 5,416,000
SHARES                     ______________________________________________
BENEFICIALLY               8. SHARED VOTING POWER 0
OWNED BY                   ______________________________________________
EACH                       9. SOLE DISPOSITIVE POWER 5,416,000
REPORTING                  ______________________________________________
PERSON WITH                10. SHARED DISPOSITIVE POWER 0
___________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     5,416,000
___________________________________________________________________________
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [   ]
     CERTAIN SHARES (See Instructions)

___________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25%
___________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
___________________________________________________________________________


                                                          Page 3 of 5 pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $.0001, ("Common Stock") of Rescon Technology Corporation ("Rescon"). The principal executive offices of the Company are located at 1500 Market Street, 12th Floor, East Tower, Philadelphia, Pennsylvania 19102.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is being filed by Speed of Thought Corporation, a New York corporation, (the "Reporting Person"), whose principal business address is 1500 Market Street, 12th Floor, East Tower, Philadelphia, Pennsylvania 19102.

     During the last five years, the Reporting Person, has not (a) been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

     On June 10, 2003, the Reporting Person entered into a Software and Technology License and an Equipment Lease with ResCon Technology Corporation. Under the terms of the Software and Technology License, ResCon acquired an exclusive, worldwide, perpetual fully paid up license to a trading software platform and related technology in exchange for 4,416,000 restricted shares of ResCon common stock issued to the Reporting Person. Pursuant to the Equipment Lease, the Reporting Person was also issued 1,000,000 restricted shares of ResCon common stock for a fully paid up three year lease on certain equipment.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares for investment purposes.

     (a) The Reporting Person has no current plans to acquire additional shares of ResCon.

     (b) None at this time.

     (c)  None at this time.

     (d) None at this time.



                                                          Page 4 of 5 pages


     (e) None at this time.

     (f) None at this time.

     (g) None at this time.

     (h) None at this time.

     (i) None at this time.

     (j) None at this time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 5,416,000 shares of common stock or approximately 25% of ResCon.

     (b) The Reporting Person has the sole voting and dispositive power over the 5,416,000 shares of Rescon Common Stock.

     (c) During the past 60 days, the Reporting Person did not engage in any transactions in the common stock of ResCon.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7.  EXHIBITS

     The Software and Technology License and the Equipment Lease between the Reporting Person and ResCon were filed as Exhibits 10.1 and 10.2 to the Quarterly Report on Form 10-QSB filed by ResCon on August 5, 2003, are herein incorporated by this reference



                                                          Page 5 of 5 pages


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: January 21, 2004             /S/ Christian Nigohossian
                                   ________________________________________
                                   Christian Nigohossian, President